UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd, Suite 3, 7th Floor

50, Broadway, London, England, SW1H 0DB, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other events

On March 11, 2026, ReNew Energy Global Plc (“ReNew”) announced that it has received proceeds from sale of the transmission project (“GTL”), it had announced on December 02, 2025. The enterprise value of the sale transaction is approximately $40 million*, excluding net current assets and change-in-law proceeds. Additionally, up to $6 million* is expected to be received as an earn-out on account of change-in-law proceeds after the payments are realized by the SPVs.

After the transfer of the outstanding debt to the buyer, the transaction will result in a total cash inflow of approximately $16 million*, including the CIL claim.

*Based on the exchange rate of $1 = INR 92.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 11, 2026	RENEW ENERGY GLOBAL PLC

	By:	/s/ Kailash Vaswani
	Name:	Kailash Vaswani
	Title:	Chief Financial Officer